Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Paygevity Inc.
142 West 57th Street, 7th Floor
New York, NY 10019
www.paygevity.com

Up to $101,434.19 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Paygevity Inc.
Address: 142 West 57th Street, 7th Floor, New York, NY 10019
State of Incorporation: DE
Date Incorporated: February 19, 2015

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $101,434.19 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series CF Preferred Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: December 31, 2020
Valuation Cap: $11,000,000.00
Discount Rate: 17.5%
Annual Interest Rate: 4.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Series CF Preferred Stock

Voting Rights:
1 vote(s) per Security

Other Material Rights:

This Preferred Security class will have a right to Preferred Dividends. Preferred Dividends will be paid at a specified rate when and only when declared by the Board of Directors. Preferred holders will have a Priority Right as it relates to dividend provisions--Dividends will rank pari passu with other series of Preferred and rank senior to Common Stock.

A sale of all or substantially all of the assets of the Company or a merger or consolidation of the Company with or into any other company will be treated as a liquidation. Preferred Security holders have a Liquidation Participation Preference on these proceeds.

The number of votes that a holder of preferred stock is entitled to cast is equal to the number of shares of common stock into which the preferred stock may be converted.

Protective Provisions: Consent of holders of 50%+ of the Preferred Security, voting as a class, shall be required for any action which materially alters or changes the rights, preferences or privileges of the Preferred as a class. It being understood that any creation of a new series of Preferred Stock will not be senior to this Preferred Security class in rights of liquidation or dividends and shall not be deemed adverse to this Preferred Security class.

Right to mandatory conversion is triggered by 2 primary actions: (1) Either the Company's Initial Public Offering (IPO) or (2) a vote of holders of 50%+ of the Preferred Security class to convert.

Preferred Security holders will have a covenant that obligates the Company to obtain standard confidentiality, noncompete and nonsolicitation agreements from all employees. In addition, the Company will agree in the covenant that it will not grant employee options unless the grants have predetermined vesting schedules.

Certain personal rights may be vested in a preferred shareholder, such as the right to appoint and recall members of the Supervisory Board or Management Board.

These shares are not authorized but will be authorized before the time of converstion.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Paygevity will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 4.4% instead of 4%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Paygevity (the "Company") is a global supply chain, FinTech payment company. Paygevity has developed a win-win Supply Chain Financing (SCF) platform to optimize working capital for corporations (i.e. buyers) and all of their suppliers. Paygevity's marketplace links buyers, suppliers and 3rd party financial institutions using PromptPay™ – the Company's fast, easy and secure platform. Corporations have the option to extend their payables an additional 30 days and beyond, and at the same time, their suppliers have the option to get paid immediately, at a slight discount, on all of their invoices.

Competitors and Industry

Paygevity operates in a $1.8 trillion global marketplace (source: McKinsey Report, October 2015). The supply chain finance market is comprised of the sum of the account payable amounts of all large corporations all over the world. Taulia and PrimeRevenue are the Company's main competitors in the supply chain fintech marketplace. Both of these companies are also early-stage, private companies. There exists a first-mover advantage in the competitive landscape. Typically, the first supply chain, FinTech payment company that integrates its platform into the ERP system of the corporation "wins" that customer.

Current Stage and Roadmap

Paygevity is an early-stage FinTech payment company. Our Supply Chain Finance Program Manager platform, PromptPay, has launched and is in its MVP status. At the current time, we are beginning to onboard 4 different clients (i.e. large corporations/Buyers) onto our platform and capture revenue. Our future roadmap will include the development of our proprietary, auction-based marketplace--an exchangeplace of many different 3rd-party financial institutions, and the development of our Blockchain ledger.

The Team

Officers and Directors

Name: Neil Rothenberg

Neil Rothenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder and Chairman
  Dates of Service: February 19, 2015 - Present
  Responsibilities: Leadership over the entire organization: Management, Sales & Marketing, Technology, Operations, Syndication, Financial, Human Resources, Investor Relations, etc.

Name: Louis Young

Louis Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President

Dates of Service: March 01, 2015 - Present
Responsibilities: Leadership over the entire organization: Management, Sales & Marketing, Technology, Operations, Financial, Human Resources, Investor Relations, etc.

Name: Masa Sakairi

Masa Sakairi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: October 15, 2015 - Present
  Responsibilities: Management of Operations of the entire organization

Name: William Christian

William Christian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Management of all technology in the entire organization

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to

the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PromptPay is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough corporations so that the Company will succeed.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Innovative Product
PromptPay is an innovative product. Regardless of any current perceptions of the market, there's no guarantee that PromptPay will gain significant acceptance with corporations. Not all C-Suite executives are open to change and innovation. There can be long, unexpected delays in certain corporations adopting Paygevity's PromptPay platform.

Availability of 3rd-Party Funding Partners (i.e. Financial Institutions)
It's Paygevity's 3rd-Party Funding Partners (i.e. financial institutions) that provide the payments (i.e. capital) to each and every supplier. 3rd-Party Funding Partners have the Account Payable contract from the large corporation as their collateral.

Accordingly, all 3rd-Party Funding Partners base their funding decision on the short-term credit profile of the large corporation. There's no guarantee that Paygevity will find a 3rd-Party Funding Partner for every corporation that seeks to join PromptPay. On a "best efforts" basis Paygevity tries to find 3rd-Party Funding Partners for each corporation that seeks to join Paygevity. Corporations with weak credit profiles will have a much more difficult time securing funding by a 3rd-Party Funding Partner than a corporation with a strong credit profile. Accordingly, corporations with weak credit profiles will not be able to join Paygevity's PromptPay platform. Therefore, there can be long, unexpected delays in certain corporations joining Paygevity's PromptPay platform.

Technological Challenges

New costs involving technological upgrades to Paygevity's PromptPay platform and integration of Paygevity's PromptPay platform come up from time-to-time. Paygevity is required to integrate its PromptPay technology platform into the ERP systems (i.e. SAP or Oracle) of the large corporations. There is no guarantee that Paygevity will always have the necessary funds on hand to pay for these technological costs. That could result in delaying revenue recognition.

Competitors Better Positioned

Competitors to Paygevity have been around for a longer period of time and are in a much stronger financial position than Paygevity. Typically, a corporation will not "switch" its supply chain fintech program from one company to another. Therefore, there is a "first-mover" advantage in the market that Paygevity operates in. Therefore, if a competitor has already made progress selling its supply chain fintech platform with a corporation than it's likely that the corporation will adopt the competitors program.

Growth Rate

We could fail to achieve the growth rate that we expect. There can be delays in many large corporation's signing on to Paygevity's platform. In addition, not every supplier will voluntarily accept a discount on its invoice in order to get paid immediately. Some suppliers are content waiting the 60 or 90 days to get paid in-full by the corporation. Therefore, there is no guarantee that Paygevity will achieve a high growth rate in its revenues.

Rely Upon Business Developer Sales Contractors (BDSCs)

As a startup, we rely upon many different Business Developer Sales Contractors (BDSCs). These BDSC's are responsible for introducing Paygevity to the Treasurers/CFOs of the large corporations. BDSCs do not earn a salary. Instead, each BDSC is paid on a success-based, commission-based basis only. Therefore, BDSC's are not full- time employees and have other interests outside of Paygevity. Therefore, there can be delays in getting sales introductions to the large corporations.

Attract and Retain Other Highly Qualified Personnel

As an innovative, supply chain fintech payment company, there is no guarantee that we can attract and retain other highly qualified personnel. Paygevity sells its product and services to C-Suite professionals at the large corporations. Senior personnel are required to provide trusted, advisory and consultative services to these C-Suite professionals. Most highly qualified personnel are already working for other employers. Paygevity must be able to attract and retain these trusted, advisory personnel.

Illiquid Investment in Convertible Note

As an investor in Paygevity's Convertible Note your investment could be illiquid for a long period of time. The Conversion "trigger" is based on the timing and size (i.e. north of $1.0 million) of a future Preferred Security investment into Paygevity. Substantial revenue growth is necessary for Paygevity to attract north of a $1.0 million Preferred Security investment. There is no way to guarantee the exact timing of when that Preferred Security investment will occur.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our note holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our note holders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Neil Rothenberg	1,000	Common Stock	100.0

The Company's Securities

The Company has authorized Convertible Note, Common Stock, Convertible Note - Series 2019 - CF, and Series CF Preferred Stock.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,524,550.00
Maturity Date: December 30, 2020
Interest Rate: 4.0%
Discount Rate: 17.5%
Valuation Cap: $5,000,000.00
Conversion Trigger: A valuation round of funding (Series A) north of $1.0 Million

Material Rights

There are no material rights associated with Convertible Note.

Common Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Convertible Note - Series 2019 - CF

The security will convert into Preferred stock and the terms of the Convertible Note - Series 2019 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 4.0%
Discount Rate: 17.5%
Valuation Cap: $11,000,000.00
Conversion Trigger: qualified equity financing of $1,000,000 or more

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 82.5% of the per share price paid by the Investors or (ii) the price equal to the quotient of $11,000,000.00 divided by the aggregate number of outstanding Preferred Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Preferred Stock at a price per security equal to the quotient of $11,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Series CF Preferred Stock

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

The number of votes that a holder of preferred stock is entitled to cast is equal to the number of shares of common stock into which the preferred stock may be converted.

Material Rights

This Preferred Security class will have a right to Preferred Dividends. Preferred Dividends will be paid at a specified rate when and only when declared by the Board of Directors. Preferred holders will have a Priority Right as it relates to dividend provisions--Dividends will rank pari passu with other series of Preferred and rank senior to Common Stock.

A sale of all or substantially all of the assets of the Company or a merger or consolidation of the Company with or into any other company will be treated as a liquidation. Preferred Security holders have a Liquidation Participation Preference on these proceeds.

The number of votes that a holder of preferred stock is entitled to cast is equal to the number of shares of common stock into which the preferred stock may be converted.

Protective Provisions: Consent of holders of 50%+ of the Preferred Security, voting as a class, shall be required for any action which materially alters or changes the rights, preferences or privileges of the Preferred as a class. It being understood that any creation of a new series of Preferred Stock will not be senior to this Preferred Security class in rights of liquidation or dividends and shall not be deemed adverse to this Preferred Security class.

Right to mandatory conversion is triggered by 2 primary actions: (1) Either the Company's Initial Public Offering (IPO) or (2) a vote of holders of 50%+ of the Preferred Security class to convert.

Preferred Security holders will have a covenant that obligates the Company to obtain standard confidentiality, noncompete and nonsolicitation agreements from all employees. In addition, the Company will agree in the covenant that it will not grant employee options unless the grants have predetermined vesting schedules.

Certain personal rights may be vested in a preferred shareholder, such as the right to appoint and recall members of the Supervisory Board or Management Board.

These shares are not authorized but will be authorized before the time of converstion.

What it means to be a minority holder

As a minority holder of the Convertible Note of the company, you will have limited rights in regards to the corporate actions of the company. This Convertible Note does not have voting rights; therefore, the impact a Convertible Note holder may have on the decision making of the company is limited. Only holders holding more than 50% of the aggregate outstanding principal amount of the Notes issued pursuant to the Note Purchase Agreement can amend the terms and conditions of the Note.

Dilution

Investors should understand the potential for dilution. Upon or after conversion of your Convertible Note, if at all, each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own (upon conversion of your Note) will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company)

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $40,050.00
  Use of proceeds: Product Development and SG&A
  Date: January 15, 2018
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $1,484,500.00
  Use of proceeds: Product Development and SG&A
  Date: January 15, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
As a startup, the company has not generated revenues for the fiscal periods 2016 and 2017. However, the company has used some of the proceeds it has raised in prior offerings to complete the development of its work flow payment platform. At the current time, this work flow payment platform is live and ready to be deployed into the ERP systems (i.e. SAP, Oracle, etc.) of our clientele. In addition, the company has recognized SG&A expenses in the ordinary course of its business.

Historical results and cash flows:

The cash position of the company increased substantially from 2016 to 2017. The cause of this increase was due to significant decreases in the operating loss and significant decreases in tech development and organizational expenses. Accordingly, this historical cash position increase is not expected to continue in the future because more cash is expected to be used for selling expenses and internal tech development expenses in the future.

Selling expenses are general stipends going to sales representatives. Selling expenses decreased by 20% from 2016 to 2017. The cause of this decrease was that fewer salespeople were representing the company. This decreasing trend is not expected to continue in the future. Rather, selling expenses are expected to increase in the future because more salespeople will be hired.

Tech development expenses significantly decreased from 2016 to 2017. The cause for this decrease was due to management's decision to cancel its third-party service contract with the company, Salesforce. This decreasing trend will not continue in the future. Tech development expenses are expected to significantly increase in the future because management has decided to develop its tech platform in-house. The in-house development of the company's platform will give the company more control and agility for future tech developments and enhancements.

Net cash used by operating activities significantly decreased from 2016 to 2017 due to lower selling expenses and tech development expenses.

Net cash used by investing activities significantly decreased from 2016 to 2017 due to the cancellation of the company's third-party service contract with the company, Salesforce, as well as lower organizational setup costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand from investors in the Convertible Note

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We have other funds available for our growth besides this campaign. We have raised over $1.5 million to date from other investors outside of StartEngine. Hence, we are not reliant upon this StartEngine campaign to fund our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
No. These campaign funds are not necessary to the viability of Paygevity. Of the total, funds from the StartEngine campaign will comprise a small portion of our total funds available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
By raising our minimum, we will be able to operate for 2 years. A majority of our expenses are variable in nature. Hence, our monthly cash burn rate is very low. For example, we pay business contractors on a commission-only basis. If they do not bring in revenue, they do not get paid. The MVP of our work flow payment platform is live and ready to be deployed. Its development has already been paid in full over the past 2 years.

How long will you be able to operate the company if you raise your maximum funding goal?
If we raise our maximum funding goal, we will be able to operate the company for another year, thus making a total of 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Yes. In parallel with this StartEngine campaign, we are raising money from other investors around the world into the same Convertible Note.

Indebtedness

- **Creditor:** All purchasers of our first Convertible Note that closed in January 2018.
  Amount Owed: $1,524,550.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2020
  Please see section above titled Company Securities for all additional material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $11,000,000.00

Valuation Cap Details: The Valuation Cap was derived from a number of factors: (1) The scalability of our business model. We contract with large corporations. These large corporations seek to place large amounts of their account payables (ranges of $10.0 Million to $100.0 Million) on our platform. (2) We have a recurring revenue business model. Typically, these large corporations rollover their account payable contract year over year. On average, Paygevity generates between 1% and 3% in Annual Recurring Revenue (ARR) on the Account Payable Contract offered to us. Accordingly, if we are offered $100.0 Million of account payables then Paygevity generates ARR between $1.0 Million and $3.0 Million from that client. It is important to note that a majority of Paygevity's costs are variable in nature. These costs are attributed to salaries for management and developers. Therefore, an investor should be aware of the margins in the business as a whole. The costs to generate such revenues are expected to be about 50%. (3) As a pure technology company (i.e. exchange) we operate in a high margin business.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  50.0%
  Marketing expenditures will accelerate sales.

- *Working Capital*
  44.0%
  Technology expenditures will accelerate the development of our exchange place.

If we raise the over allotment amount of $101,434.19, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
6.0%

- *Marketing*
47.0%
We will sponsor conferences and increase our online presence through banner ads on social media sites. In addition, we will hire an outside PR firm.

- *Research & Development*
47.0%
We intend to accelerate the development of our online exchange platform. In addition, we will add features to our work flow platform.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.paygevity.com (Investor Relations Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/paygevity2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Paygevity Inc.

[See attached]

I, Neil Rothenberg, the CEO of Paygevity Inc., hereby certify that the financial statements of Paygevity Inc. and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th of February 2019.

Neil Rothenberg

CEO
Paygevity Inc.

February 25, 2019

Paygevity, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED

December 31, 2016
AND
December 31, 2017

Paygevity, Inc.
Index to Financial Statements
(unaudited)

Paygevity, Inc.
BALANCE SHEET
For the Years Ending December 31st
(unaudited)

ASSETS				
		2016		**2017**
Cash	$	98,000.0	$	360,000.0
Property and Equipment, net	$	13,500.0	$	15,000.0
Platform and Product in Development	$	55,458.0	$	32,500.0
Intangible Assets	$	253,560.0	$	704,650.0
TOTAL ASSETS	$	420,518.0	$	1,112,150.0
LIABILITIES				
Accounts Payable	$	18,900.0	$	22,500.0
Long Term Debt	$	775,500.0	$	1,322,000.0
TOTAL LIABILITIES	$	794,400.0	$	1,344,500.0
STOCKHOLDERS EQUITY				
Deficit	$	(373,882.0)	$	(232,350.0)
TOTAL LIABILITIES and STOCKHOLDERS EQUITY	$	420,518.0	$	1,112,150.0

Paygevity, Inc.
STATEMENTS OF OPERATIONS
For the Years Ending December 31st
(unaudited)

INCOME STATEMENT

		2016		2017
Revenues	$	-	$	-
Selling Expenses	$	250,000.0	$	200,000.0
Marketing Expenses	$	10,250.0	$	11,000.0
T&E Expenses	$	3,882.0	$	4,000.0
Tech Development Expenses	$	100,000.0	$	7,350.0
Administration Expenses	$	9,750.0	$	10,000.0
Total Expenses	$	373,882.0	$	232,350.0
Net Income	$	(373,882.0)	$	(232,350.0)

Paygevity, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY

(unaudited)

COMMON STOCK

	SHARES		AMOUNT
19-Feb-15 Common Stock Issuance to Founder	1,000	$	10.00
31-Dec-15 Common Stock	1,000	$	10.00
31-Dec-16 Common Stock	1,000		0
31-Dec-17	1,000		0

Paygevity, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ending December 31st
(unaudited)

STATEMENTS OF CASH FLOWS	**2016**	**2017**
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating Loss	$ (373,882.0)	$ (232,350.0)
Increase (Decrease) in Accounts Payable	$ 18,900.0	$ 22,500.0
NET CASH (USED) BY OPERATING ACTIVITIES	$ (354,982.0)	$ (209,850.0)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	$ (13,500.0)	$ (15,000.0)
Platform and Product in Development	$ (55,458.0)	$ (32,500.0)
Licensing Fees	$ (45,200.0)	$ (25,500.0)
Organizational and Trademark Costs	$ (101,000.0)	$ (52,000.0)
NET CASH (USED) BY INVESTING ACTIVITIES	$ (215,158.0)	$ (125,000.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Convertible Debt	$ 565,000.0	$ 546,500.0
Convertible Debt Acquisition Costs	$ (33,900.0)	$ (10,930.0)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 531,100.0	$ 535,570.0
NET INCREASE (DECREASE) IN CASH	$ (39,040.0)	$ 200,720.0
CASH AT BEGINNING OF YEAR	$ 137,040.0	$ 159,280.0
CASH AT END OF YEAR	$ 98,000.0	$ 360,000.0

NOTE 1 – NATURE OF OPERATIONS

Paygevity, Inc. was formed on February 19, 2015 ("Inception") and incorporated in the State of Delaware. The financial statements of Paygevity Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Paygevity enables corporations to optimize their working capital management by extending their payment terms. At the same time, Paygevity, with the assistance from its 3rd-Party funding partners, provides the corporation's suppliers with fast access to cash at slight discounts. Through financial innovation and technology, Paygevity's supply chain financial technology payment program enables corporations and their suppliers to reach their working capital goals.

Paygevity's PromptPay platform allows corporation's to fund early payments to their supply chain without ever using their own corporate cash. Corporations get to offer their supply chain a portal that serves as their suppliers funding source whenever they need cash the most.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from fees collected from supplier invoices that elect to receive discounted early payment (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2017, the company has outstanding convertible promissory notes for an aggregate total of $635,000 amongst 9 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1.0 million in qualified equity financing, with a 17.5% discount on the conversion price.

The company also has outstanding convertible promissory notes for an aggregate total of $785,000 amongst 35 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1.0 million in qualified equity financing, at the lessor of either a $5,000,000 valuation cap or a 17.5% discount on the conversion price.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000 shares of our common stock with par value of $0.01. As of December 31, 2017 the company has currently issued 1,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Raise Capital Sign In

This offering is not live or open to the public at this moment.


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $101K goal
PAYGEVITY
www.paygevity.com

Paygevity, Inc

A Supply Chain, FinTech Payment Company

Small OPO · New York, NY
Financial Services
Accepting International Investment

Overview Team Terms Updates Comments Share

PromptPay™ Program Manager


1 Goods & Services (Invoice)
Corporations
Suppliers
2 Invoice Approval
3 Early Payment Request
PAYGEVITY
5 Full invoice amount on invoice payment date
$$$
4 Discounted funds on invoice approval date
Funders

Paygevity connects corporations, suppliers, and financial institutions under a single platform to optimize working capital management and liquidity through the supply chain.

The inspiration behind Paygevity is to help small businesses get paid immediately on their invoices and disrupt the "vulture-like" commercial banking industry. The company name originates from a core financial principle: paying businesses promptly leads directly to the longevity of a business. Paygevity is able to transform the supply chain industry through financial and technological innovation. With the explosive growth of Paygevity's fintech payment platform, PromptPay, a small business supplier no longer has to wait 45, 60, 90 or 120 days to get paid on their invoices. Such suppliers no longer have to take out a

An Investment in Paygevity is an Investment in the Future of America's Supply Chain Community

For the last 50 years, large corporations all over the world have been paying their suppliers in 45, 60, 90 and even 120 days (McKinsey&Company). If you have ever supplied a good or service to a large corporation, you know exactly how painful this long waiting period is to your business (and your family). Our findings show that large corporations are late payors to their suppliers, but it is not because they don't have the cash. It's just the opposite. Some of the largest corporations in the U.S.A. that are late payors have billions of dollars of cash on their balance sheets (McKinsey&Company). Corporations are late payors to their suppliers because they would rather use their cash in ways that maximize their shareholder value rather than paying their suppliers on time. For example, corporations typically use their hoards of cash for capital expenditures, research & development, investment in new business units,

"crippling" working capital loan to survive. Paygevity, through the help (and capital) of its 3rd-Party Funding Partners on Wall Street, is able to pay ALL suppliers IMMEDIATELY on their invoices at slight discounts.

acquisitions, share buybacks, raising their dividends, etc. These uses of cash contribute directly to maximizing a corporation's shareholder value.

Paying suppliers on time can be described as an "ethical and noble" business practice; however, it does nothing to maximize a corporation's shareholder value.

Who suffers because of these late payment cycles? The (small business) supplier suffers!

How can a small business supplier wait 90 days to get paid from their large corporate customer? They can't! Suppliers have to make payroll to their employees every 14 days, buy inventory, keep the lights on and run their operations on a daily basis. Where do suppliers go in order to carry them (or float them) during these long payment cycles? Suppliers have gone to various commercial bank branches and requested a working capital loan. Unfortunately, these loans, called "Factoring Loans" or "Working Capital Loans," carry "crippling" terms and conditions on the supplier's business -- (1) high interest rates, (2) high fees, (3) personal guarantees required (i.e. pledging one's house as additional collateral), and (4) very low Loan-to-Value ("LTV") advance rates (typically 70% - 80% of the invoice/account receivable amount).

Solving an efficient supply chain problem, decades in the making, is hard to fix overnight. We need your help to rebuild the backbone of this country -- small business!

Convertible Note II Minimum $500.00 (US)
Note converts to Series CF Preferred Stock when the company raises **$1,000,000.00** or more in a priced round.
Maturity Date: 12/31/2020
$11MM Valuation Cap
17.5% Discount Rate
4.00% Interest Rate*
Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?
A convertible note offers you the right to receive Series CF Preferred Stock in Paygevity Inc.. The amount of Series CF Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $11,000,000.00 Valuation Cap or if less, then you will receive

a 17.5% discount on the price the new investors are paying. You also receive 4.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series CF Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

See the Offering Document below for additional rights and preferences of the Preferred Stock these notes will convert into.

Solving an Inefficient Supply Chain Problem, Decades in the Making, is Hard to Fix Overnight

Your investment capital is going to fix this problem and rebuild the backbone of America -- small business! Here is a list of some of the progress we have made to date:

- Paygevity has completed the development of its proprietary PromptPay workflow product/platform.
- PromptPay has launched, is "live," and is in Minimum Viable Product (MVP) status.
- Paygevity has 4 "live" mandates from 4 different clients (large corporations/buyers) to join its platform.
- 2 clients are publicly-traded, and 2 clients are owned by Private Equity Funds.
- Revenue capture is expected to start in January 2019.
- Paygevity has already raised over $1.5 million in its first Convertible Note.

Accomplishments & Milestones

The Path to Success

Total Assets on Platform ($ in Billions)

- Close $1.5 M Seed Round
- Close $1 M Convertible II Round
- SCF Program Manager MVP Launch
- $10 M Series A
- End-to-end SCF Ecosystem MVP Launch
- $200 M Revenue
- Capital Markets Open Infrastructure Launch
- $1 B Revenue
- Blockchain Ledger Development Complete

Traction to Date

Scalable & Strong Recurring Revenue Model

Expected Annual Recurring Revenue of USD $2.4 Million to $7.2 Million

Client #	Sector	Ownership	Platform Payable Facility Amount	Expected Annual Recurring Revenue
1	Mining	Publicly Traded	EUR <87 Million	USD $1 - 3 Million
2	Technology	Publicly Traded	$100 Million	USD $1 - 3 Million
3	Food Manufacturing	Private Equity-Owned	$10 Million	USD $100K - $300K
4	Food Manufacturing	Private Equity-Owned	$30 Million	USD $300K - $900K

For the table above: We expect our cost of producing such revenues to be around 50%.

Paygevity PromptPay



PAYGEVITY Reimagining Supply Chain Finance in a Digitized World



Paygevity's PromptPay Technology Platform "Collapses the Window of Time" between a Corporation's Approval Date of an Invoice and the Actual Payment Date to that Supplier

There's a **"supply chain fact"** that is not known by most people. The fact is that most corporations approve invoices from their suppliers **immediately**; however, they **do not pay** their suppliers for 45, 60, 90 or 120 days. This is a lengthy "window of time" to wait in order to get paid. Through Paygevity's technological innovation, this window of time collapses. In other words, as soon as a corporation automatically notifies Paygevity's technology platform that it approved an invoice (i.e. the supplier's goods or services are satisfactory to the corporation), the supplier gets **paid instantaneously**.

Paygevity is selling working capital flexibility to both the supplier and the corporation. Suppliers get paid immediately on their invoices at very slight discounts, and corporations are able to further extend their Days Payable Outstanding ("DPO") to 120 days and beyond. In addition, financial institutions gain access to a new credit-based asset class. It's a **Win-Win-Win** business model!

PromptPay™ Benefits Everyone



Win, Win, Win

Corporations

- Increase cash flow
- Increase off balance sheet financing
- Diversify funding sources (better payment terms)
- Improved supplier reliability
- Automate accounts payable
- Decrease cost of payables management

Supplier

- Flexible payments on-demand
- Low discount rate
- Non-recourse
- Automate accounts receivable

Funders

- Access to SCF as a new investment asset class
- Short-term corporate credit risk (recourse to corporation)
- No credit exposure to supplier
- Senior unsecured financing
- Floating rate
- Automate digital transaction processing

What Makes Paygevity Unique?

- Disruptive to existing commercial banking and factoring sectors
- Industry receptive to innovation
- Highly scalable business model
- High-margin technology business model
- 3rd-Party Funding Partners on Wall Street provide the capital for payments to suppliers
- Win-Win-Win Business Model--Working Capital Flexibility to suppliers and corporations
  - Corporations can extend their Days Payable

Outstanding at NO COST

- Suppliers get paid immediately at very low discounts to their invoices without ever posting collateral
- Financial Institutions get access to and earn recurring revenue from a new and large asset class

---

A $2.0 Trillion Market (McKinsey Report, October 2015)

How We Make Money!
Suppliers Opt-in
Paygevity pays Suppliers immediately via Funders in exchange for a discount on their invoice owed by the Corporation.
Corporations
Corporation pay 100% of the initial invoice to Paygevity 120+ days later.
PAYGEVITY
PromptPay
Paygevity takes a transaction fee for all invoices serviced and shared with our funding partners.
Paygevity connects corporations, suppliers, and financial institutions under a single platform to optimize working capital management and liquidity throughout the supply chain.
Paygevity collects a TRANSACTION FEE from each invoice paid on our platform.



Sliding Scale Revenue Model
Paygevity's margin varies by supplier's size and Corporation's credit rating
Tier 1 Suppliers
Tier 10 Suppliers
Investment Grade Corporation (BBB or higher)
Sub-Investment Grade Corporation (BB or lower)
3rd Party Funding = LIBOR +
1.00%
4.00%
Paygevity Margin =
0.50%
1.50%





We Need Your Help to Rebuild the Backbone of this Country -- Small Business

What is most compelling for investors? It's that Paygevity:

- Has the ability to scale very quickly.
- Has a recurring revenue business model.
- Will demonstrate high margins.

Market Size
Global Supply Chain Finance
$1.8 T*
$1 T*
$660 B**
Total Available Market
Global SCF
Serviceable Available Market
United States SCF
Target Market
Sustainable SCF
* "Supply-chain finance: The emergence of a new competitive landscape", McKinsey on Payments, October 2015
** "The US$660 Billion Sustainable Supply Chain Finance Opportunity", Business for Social Responsibility (BSR), June 2018





PAYGEVITY
Re-inventing supply chain financing
Optimize your working capital now!
Paygevity™ has developed a win-win supply chain financing (SCF) program to optimize working capital for companies and their suppliers. Our

supply chain financing marketplace links buyers, suppliers and 3rd party financial institutional partners using **PromptPay™** – our fast, easy and secure platform. Paygevity serves companies in all sectors and supports multiple currencies. Our platform is the best option (and most supplier friendly way) to extend your payables an additional 30 days and beyond, and at the same time, allow your suppliers to get paid immediately. Let Paygevity customize a SCF program to meet your organization's working capital goals. Paygevity's PromptPay™ platform provides your organization with the opportunity to free up millions of dollars worth of cash flow trapped within your supply chain.

Why Paygevity?



Risk free program
Our technology and services are provided with no fixed upfront costs.

Pull working capital out of the supply chain
Small discount charged to your suppliers (for immediate payment) is based primarily on your short-term senior unsecured credit profile.

Corporations never use their own cash
Supplier's payments are sourced from Paygevity's 3rd party financial institutional partners via a bid process.

Off balance sheet
Joining our SCF program is not accounted for as debt or a loan on your corporate balance sheet and no collateral is required.

You're in control
You set the terms and the **PromptPay™** system does the rest. Utilize our financial network to get the best rates for your suppliers.

Faster and Easier

✓ All you need to do is tell us your working capital goals and we will do the rest.

✓ With a click of the mouse, you can extend your payables an additional 30 days and beyond to free up cash.

✓ Fully automated payment processing – electronic payments eliminate the time and cost of cutting and mailing checks.

✓ Improves the process for suppliers - no check receipt and processing time or costs.

✓ Reduced payables management time (e.g. no prioritization of payments needed) – exact Days Payable Outstanding (DPO) can be set and then implemented with no resources required.

✓ Suppliers always have the choice to opt-in - - PromptPay™ offers suppliers the best way to get paid quickly.

✓ Suppliers won't be calling for early payment or asking "when am I going to get paid?"

✓ Your suppliers will be happier, more efficient and focused on helping your business.

✓ Seamless implementation of PromptPay™ with existing systems (eg, ERP)

paygevity.com

PromptPay™

A FinTech platform that provides optimal supply chain financing.



DAY 1 Step 1	DAY 10 Step 2	DAY 11 Step 3	DAY 12 Step 4	DAY 60-90* Step 5
Supplier sends invoice to Company	Company approves invoice Paygevity is automatically notified	Supplier "opts-in" to early payment	Supplier receives discounted payment from Paygevity's 3rd party funding partner	Company pays Paygevity's 3rd party funding partner at 60-90 days

*Extension from original terms

Very simple and easy-to-use

Paygevity™ provides effective training to you and your suppliers.

✓ One-Click Buyer approval
✓ One-Click Supplier opt-in

✓ Simple transaction auditing and financial governance

✓ Easy and intuitive web interface reducing usage hurdles

✓ E-invoice generation, tracking, approval and payment ✓ Flexible, scalable and secure ✓ Simple API for ERP Integration

Seamless Implementation

✓ Paygevity identifies best funding source(s) ✓ Paygevity begins the onboarding process

Funding Partner Flexibility

You have the freedom to use our wide array of funding partnerships

OR

Use your existing strong banking and financial relationships.

· International commercial banks · Worldwide asset managers · Specialty finance companies · Insurance companies · Hedge Funds



PAYGEVITY

Metropolitan Tower • 142 West 57th Street, 7th Floor • New York, NY 10019
paygevity.com



PAYGEVITY

February 2015

Paygevity Founded

Paygevity formed as an innovative and disruptive global supply chain FinTech payment company.



April 2016

FORTUNE 500

Fortune 500 Client Awards Paygevity with a Pilot Program

An international

June 2017

Paygevity Raises Over $1.0 Million in its Convertible Note Round I

Paygevity reaches its goal of a $1.0 Million raise in its Convertible Note Round I.



January 2018

Convertible Note Round I (including previous StartEngine

September 2018

Supply Chain Finance Program Manager MVP is Launched

Paygevity's SCF Program Manager MVP is completed and goes live.



October 2018

Paygevity Awarded Mandates from

March 2019

Launched on StartEngine

Now YOU can own a part of our company!



September 2019

Paygevity Expects to Launch its

October 2019

Paygevity Expects to Close its Series A Round of Funding

Paygevity's pricing round is expected to close. (Anticipated)











December 2019

End-to-End Supply Chain Finance Ecosystem MVP Launch

consumer goods company (Fortune 500 Company) awards a pilot program to Paygevity.

StartEngine campaign) closes with $1.5 Million Raised

Oversubscribed and closed at $1.5 Million.

4 Different Large Corporate Clients (i.e. Buyers)

The sales cycle begins.

Launch its Auction-Based Marketplace Platform

Financial Institutions all over the world join our marketplace platform. (Anticipated)

Launch

Full End-to-End SCF Ecosystem MVP goes live with all clients. (Anticipated)

In the Press

wework labs ❋

SHOW MORE

Meet Our Team



Neil H. Rothenberg

CEO, Founder and Chairman

Neil H. Rothenberg has served as Founder, Chairman, and CEO of Paygevity, Inc since February, 2015., an innovative, disruptive and scalable, Supply-Chain, FinTech payment company. Paygevity has a "win-win" business model. It contracts with many of the Fortune 1000 corporations and offers them increased flexibility in their working capital management. At the same time, Paygevity "promptly" pays the selected suppliers to these Fortune 1000 corporations. No longer does a supplier to a Fortune 1000 corporation have to wait 45, 60, or 90 days to get paid on their approved invoices. During the mid-1990's Mr. Rothenberg was an investment banker at Dillon, Read & Co., Inc. and Prudential Securities Inc. He provided M&A advisory as well as debt and equity underwritings for institutions operating in the financial services sector. In the late-1990's Mr. Rothenberg was recruited by CIT Group's Merchant Banking Division. At CIT Mr. Rothenberg provided factoring loans, bank loans, mezzanine loans with warrants, and equity investments to small and mid-size corporations. Starting in 2002 Mr. Rothenberg joined the hedge fund industry as a portfolio manager of Corporate Credit, Fixed Income and Distressed Debt. He managed funds for Ramius Capital Group, an affiliate of Paloma Partners, and M.D. Sass. Mr. Rothenberg holds an MBA in Finance from Columbia Business School and a BA in Political Science from Emory University.



Louis A. Young
President

Mr. Louis A. Young II joined Paygevity in March of 2017. He is a technology executive and former CIA officer with a career-long history of entrepreneurial innovation, high performance leadership, and integrated C-suite experience in operations, finance, and business development. Mr. Young has served in various senior management, program management, management consulting, and start-up positions where he has helped C-Suite executives, Fortune 500 firms, government leaders, and civil society organizations effectively leverage systems engineering, network engineering, software development, and operational analysis—along with geopolitical and macro-economic insights—to develop bespoke solutions for customers. He has also managed both public and private sector initiatives and advanced research on big data analytics, machine learning, artificial intelligence, and financial technology subject



Masa Sakairi
COO

Former head of strategy for a listed Japanese manufacturing firm. Carlyle Group Private Equity then Co-founded "friendly activist" hedge fund VARECS Partners. International Christian University B.A., Social Science. Harvard Business School, MBA.



William Christian, PhD
CTO

Senior technology leader within the U.S. Department of Defense leading agile teams in machine learning, software development, distributed processing, system monitoring, and data security. Current Computer Science adjunct professor, University of Maryland Baltimore County (UMBC). Former business decision modeling professor at James Madison University College of Business. Ph.D., Rice University Computational and Applied Mathematics. BS Mathematics, UMBC.

matters.

Offering Summary

Company	:	Paygevity Inc.
Corporate Address	:	142 West 57th Street, 7th Floor, New York, NY 10019
Offering Minimum	:	$10,000.00
Offering Maximum	:	$101,434.19
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Series CF Preferred Stock
Conversion Trigger	:	$1,000,000.00
Maturity Date	:	December 31, 2020
Valuation Cap	:	$11,000,000.00
Discount Rate	:	17.5%
Annual Interest Rate	:	4.0%

What is a Convertible Note?

A convertible note offers you the right to receive Series CF Preferred Stock in Paygevity Inc.. The amount of Series CF Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $11,000,000.00 Valuation Cap or if less, then you will receive a 17.5% discount on the price the new investors are paying. You also receive 4.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series CF Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Paygevity will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 4.4% instead of 4%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Paygevity, Inc to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About

Blog

About Us

FAQ

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Press Inquiries

Join

Raise Capital

Become an Investor

Legal

Terms of Use

Privacy Policy

Disclaimer



©2019 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The supply chain community is much like a horse race. Some suppliers to the large corporations operate at major disadvantages and are seen as the underdogs. Large corporations, on the other hand, are seen as having an advantage over their suppliers and are seen as the favorite. Paygevity levels the playing field. Hi, I'm Neil, the Founder and CEO of Paygevity. Paygevity is a business-to-business financial technology company. Our core mission is to provide prompt payment funding to suppliers, on their invoices to the large corporations. What does that mean? For decades the small business supplier to the large corporation has had to wait 45, 60, 90 or sometimes even 120 days to get paid for their goods or services. Not only are these small businesses kept from moving forward, but the families behind them suffer, too. Now however, with Paygevity's innovation, we will pay the supplier in under ten days, and we will wait the 90 or 120 days to get paid back by the large corporation. That's why we take a nominal processing fee on the invoice amount for our services. "Small and medium-sized companies need cash flow to be competitiveand waiting to get paid hurts small businesses because it can stop them dead in their tracks. Paygevity's payment platform provides a connective technology that lets both buyer and seller win. As a former Goldman Sachs executive, I take pride in helping fulfill the American dream, and so should you. Paygevity's technology platform makes business better," says Devin Wicker, former Goldman Sachs Executive. In November of 2014, about 45 of the Fortune 500 companies took a pledge to The White House and the Small Business Administration to start paying fasterbut solving an inefficient supply chain problem, decades in the making, is hard to fix overnight. An investment in Paygevity is going to help small business owners meet their cash flow needs and succeed in the marketplace. Why do we call it Paygevity? Simple -- Paying businesses promptly leads directly to the longevity of a business. While we do have a few competitors out there, most of them are foreign-based. An investment in Paygevity is an investment in the future of America's supply chain community. We need your help to rebuild the backbone of this country.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is	%%NAME_OF_ISSUER%%
accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Series CF Preferred Stock at conversion price equal to the lesser of (i) 82.5% of the per share price paid by the Investors or (ii) the price equal to the quotient of $11,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series CF Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series CF Preferred Stock at a price per security equal to the quotient of $11,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]